EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Pivot Pharmaceuticals Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

October 8, 2019

Item 3 News Releases

News release disclosing the material changes described herein was issued by the Company on October 8, 2019.

Item 4 Summary of Material Change

On October 8, 2019, the Company announced that it entered into a contract manufacturing and supply agreement with F&B Cosmetics to manufacture Pivot’s portfolio of CBD based wellness products in the United States.

Item 5 Full Description of Material Change

The press releases attached as Schedule “A” contain a full description of the material changes.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Toni Rinow, Chief Executive Officer of the Company, at (438) 884-8841.

Item 9 Date of Report

October 8, 2019

1

SCHEDULE “A”

2

Pivot Pharma enters US CBD market with its proprietary CBD product line

VANCOUVER, Oct 8, 2019 /CNW/ - Pivot Pharmaceuticals Inc. (CSE: PVOT/ OTCQB: PVOTF/ FRA: NPAT) has entered into a contract manufacturing and supply agreement with F&B Cosmetics to manufacture Pivot’s differentiated portfolio of CBD based wellness products in the United States

Pivot will enter the US market in Q1 2020 with its differentiated CBD based products using Pivot’s patented technologies. Pivot recognizes the importance of creating a market leading brand and Pivot is actively working with Joseph Mimran & Associates to brand and market the Pivot products in North America.

Pivot’s ultimate goal is to be a market leader in the emerging phytocannabinoids medical wellness market offering comprehensive science based solutions of preventive and self-care treatment to our customers.

“Pivot’s future lies in the successful launch of its differentiated CBD product line using Pivot’s patented technologies along with customer acceptance of its superior and proprietary phytocannabinoids products,” said Dr. Rinow, CEO of Pivot. “With our team of scientists Pivot is focused on the development of value-added CBD and nutraceutical products. Pivot also embraces the ethical responsibility of offering high quality, premium branded products. Pivot’s superior products when combined with the branding created by Joseph Mimran & Associates positions Pivot to create a portfolio of world class phytocannabanoid products in the US, Europe and Canada.”

3

About F&B Cosmetics

F&B Cosmetics is a full service FDA registered, cGMP compliant contract manufacturer of premium products from its 125,000 square feet state of the art facility. Based in Tennessee. F&B is servicing some of the largest cosmetic companies in the world.

About Pivot Pharmaceuticals Inc.

Pivot Pharmaceuticals Inc. is a science-based innovative medical wellness company aspiring to offer high quality preventive and self-care solutions to its customers. Pivot has developed pharmaceutical grade products including CBD, phytocannabinoids and nutraceutical products utilizing proprietary delivery technologies that are unique, patent protected with clear superior benefits to the user such as high absorption, low bioburden and ease of use. Pivot is uniquely positioned to execute on its brand leader strategy in its main markets in Germany, US and Canada.

Cautionary Note Regarding Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as anticipate, believe, estimate, expect, intend, and similar expressions, as they relate to Pivot Pharmaceuticals Inc., Pivot Green Stream Health Solutions Inc., Pivot Naturals, LLC, or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, such as the failure to meet the conditions imposed by the CSE or other securities regulators, the level of business and consumer spending, the amount of sales of Pivot's products, statements with respect to internal expectations, the competitive environment within the industry, the ability of Pivot to continue to expand its operations, the level of costs incurred in connection with Pivot's expansion efforts, economic conditions in the industry, and the financial strength of Pivot's customers and suppliers. Pivot does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties.

Pivot Pharmaceuticals Inc.

Toni Rinow, Ph.D., MBA, Chief Executive Officer,

email: trinow@pivotpharma.com, Phone: 438-884-8841

Russell Starr, Shareholder Inquiries,

email: rstarr@pivotpharma.com, Phone: 647-669-9801

4